UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 15, 2006

Commission File Number 000-29938

Pacific Internet Limited

(Translation of registrant’s name into English)

89 Science Park Drive, #01-07

The Rutherford, Singapore Science Park

Singapore 118261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

No.	Document
1.	Media Release dated September 15, 2006

2.	Notice of Requisition

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2006	PACIFIC INTERNET LIMITED

	By:	/s/ Claude Roger Charles
	Name:	Claude Roger Charles
	Title:	Director

MEDIA RELEASE

REQUISITION BY MEDIARING LTD

SINGAPORE, September 15, 2006 — The Board of Directors of Pacific Internet Limited (“PacNet”) wishes to announce that PacNet has today received a notice of requisition from MediaRing Ltd (the “Requisition”). A copy of the Requisition is attached.

The Board has now received requisition notices from both Vantage Corporation Limited and MediaRing Ltd and will give due consideration to both requests for the convening of an Extraordinary General Meeting having regard to the best interests of all shareholders. Thereafter, the Board will make the appropriate announcements in a timely manner.

By Order of the Board

Claude Roger Charles

Editors’ Notes

About Pacific Internet Limited

Pacific Internet Limited or PacNet (Nasdaq: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Media & Analyst Contacts

Media

Bernard Ho

Pacific Internet Limited

Direct: +65-6771 0433

Mobile: +65-9782-3393

Email: bernard.ho@pacific.net.sg

Investor & Analyst
Alan Katz	Mervin Wang
Cubitt Jacobs & Prosek	Pacific Internet Limited
Direct: +1-212-279-3115 ext 211	Direct: +65-6771-0780
Email: alan@cjpcom.com	Mobile: +65-9798-6077
Email: investor@pacific.net.sg

MediaRing Ltd (RCB No. 199304568R) 750A Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001 Tel 65 6441 1213 Fax 65 6441 3013 www.mediaring.com

15 September 2006	BY FAX AND BY HAND

Pacific Internet Limited

89 Science Park Drive

#02-05/06 The Rutherford

Singapore Science Park

Singapore 118261

Attn.: The Board of Directors

Dear Sirs

REQUISITION PURSUANT TO SECTION 176 OF THE COMPANIES ACT (CAP. 50) (THE “ACT”) IN RESPECT OF PACIFIC INTERNET LIMITED

Introduction

MediaRing has requested the board of directors of the Company (the “Board”) to appoint two of its nominees to the Board of the Company, namely Messrs Koh Boon Hwee and Walter J. Sousa (the “MediaRing Nominees”).

MediaRing notes that Vantage Corporation Limited (“Vantage”) has on 8 September 2006 requisitioned to Pacific Internet Limited (the “Company”) to convene an extraordinary general meeting of the Company (“Vantage Requisitioned EGM”) to remove the current directors, including the directors, if any, appointed on or after 8 September 2006, and to elect each of the persons who are currently directors of the Company (“Vantage Requisition”).

Requisition Pursuant to Section. 176 of the Companies Act

We, the undersigned, being members holding not less than 10.0 per cent of the issued shares of the Company (as nominees for MediaRing Ltd) carrying the right to vote at general meetings of the Company as at the date of the deposit of this requisition, hereby give notice that we are exercising our rights pursuant to Section 176 of the Act and do requisition you to convene an extraordinary general meeting of the Company (“EGM”) to be held as soon as practicable but in any case no later than two (2) months after the date of receipt by you of this requisition.

The objects of the EGM are to consider, and if thought fit, to pass, with or without amendment, the following ordinary resolutions, depending on the scenario as applicable as at the time of the EGM:-

1.	Appointment of Mr Koh Boon Hwee as a Director

(1)	Scenario One with regard to Mr Koh Boon Hwee

In the event that (i) Mr Koh Boon Hwee has become a director of the Company; and (ii) the resolution proposed by Vantage pursuant to Vantage Requisition with regard to the removal of Mr Koh Boon Hwee as a director has been passed:

“Ordinary Resolution:

That Mr Koh Boon Hwee be and is hereby appointed as a Director of the Company with immediate effect.”

(2)	Scenario Two with regard to Mr Koh Boon Hwee

In the event that Mr Koh Boon Hwee has not become a director as at the time of the EGM:

“Ordinary Resolution:

That, subject to the approval of Info-Communications Development Authority of Singapore (“IDA”) (if not already obtained), Mr Koh Boon Hwee, having consented to act, be and is hereby appointed as a Director of the Company with immediate effect or with effect from the date of the said approval of the IDA, as the case may be.”

2.	Appointment of Mr Walter J. Sousa as a Director

(1)	Scenario One with regard to Mr Walter J. Sousa

In the event that (i) Mr Walter J. Sousa has become a director of the Company; and (ii) the resolution proposed by Vantage pursuant to Vantage Requisition with regard to the removal of Mr Walter J. Sousa as a director has been passed:

“Ordinary Resolution:

That Mr Walter J. Sousa be and is hereby appointed as a Director of the Company with immediate effect.”

(2)	Scenario Two with regard to Mr Walter J. Sousa

In the event that Mr Walter J. Sousa has not become a director as at the time of the EGM:

“Ordinary Resolution:

That, subject to the approval of Info-Communications Development Authority of Singapore (“IDA”) (if not already obtained), Mr Walter J. Sousa, having consented to act, be and is hereby appointed as a Director of the Company with immediate effect or with effect from the date of the said approval of the IDA, as the case may be.”

3.	Inspection of Proxy Forms

“Ordinary Resolution:

That the Company shall cause and permit all proxy forms (and any evidence of authorisations to sign such proxy forms) in respect of any votes made by way of proxy at the EGM to be made available for inspection by any shareholder of PacNet during office hours at the registered office of PacNet for a period of 5 days commencing from the conclusion of the EGM.”

Given that the respective objects of Vantage Requisitioned EGM and the EGM hereby requisitioned by us similarly concern the board composition of the Company, We request that the Board convene one single extraordinary general meeting for the purpose of considering the ordinary resolutions proposed by Vantage and the ordinary resolutions proposed by us herein, in order to avoid confusion amongst the shareholders of the Company with regard to which directors are to be removed and/or appointed.

We hereby reserve the right to withdraw and not propose any of the aforesaid proposed resolutions on or prior to the EGM, without assigning any reason.

/s/ Chris Van Agken
Signed by:	Chris Van Agken,
for and on behalf of,
Morgan Stanley & Co International Limited
(as bare nominee of and pursuant to the
direction of MediaRing Ltd)
Number of shares held as registered member: 3,367,191

/s/ Koh Boon Hwee
Signed by:	Koh Boon Hwee,
for and on behalf of,
MediaRing Ltd
Number of shares held as registered member: 651,572
Number of shares beneficially held: 4,056,163